SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549





                                   FORM 11-K

                 For the fiscal year ended December 31, 1997


                   _X_ Annual Report Pursuant to Section 15(d)
               of the Securities Exchange Act of 1934 [Fee Required]


                  ___ Transition Report Pursuant to Section 15(d)
               of the Securities Exchange Act of 1394 [No Fee Required]


                  For the transition period from               to


                          Commission file number 1-8291



                          GREEN MOUNTAIN POWER CORPORATION
                  Employee Savings and Investment Plan and Trust

                              (Full title of the Plan)



                        Green Mountain Power Corporation
                      25 Green Mountain Drive, P.O. Box 850
                           South Burlington, VT 05402
                                  (802) 864-5731



           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)



                        GREEN MOUNTAIN POWER CORPORATION
                              EMPLOYEE SAVINGS AND
                           INVESTMENT PLAN AND TRUST

                              Financial Statements

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)



                        GREEN MOUNTAIN POWER CORPORATION
                 Employee Savings and Investment Plan and Trust

                             December 31, 1997 and 1996




                                 Table of Contents





                                                                      	Page


Independent Auditors' Report                                             1




Financial Statements:


     Statements of Net Assets Available for Plan Benefits                 2


     Statements of Changes in Net Assets Available for Plan Benefits      3


     Notes to Financial Statements                                       4-13





Supplementary Schedules:

     Line 27a - Schedule of Assets Held for Investment Purposes           14

     Line 27d - Schedule of Reportable Transactions                       15




                          INDEPENDENT AUDITORS' REPORT


The Retirement Board
Green Mountain Power Corporation
 Employee Savings and Investment Plan and Trust:


We have audited the accompanying statement of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 1996 and 1995 financial statements were audited by other auditors whose report dated February 11, 1997 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           KPMG Peat Marwick LLP

June 5, 1998
Burlington, Vermont


			Vt. Reg. No. 92-0000241



                       Green Mountain Power Corporation
               Employee Savings and Investment Plan and Trust
            Statements of Net Assets Available for Plan Benefits
                            December 31, 1997 and 1996

                                                                   1997          1996
                                                               ------------  ------------


Assets:
  Investments at fair value:
      Green Mountain Power Corporation common stock,
       cost $1,526,492 and $3,951,129, respectively             $1,204,391    $3,526,433
      Registered investment companies, cost $16,697,061
       and $8,476,693, respectively                             17,845,951    10,700,579
                                                               ------------  ------------
                                                                19,050,342    14,227,012
                                                               ------------  ------------
  Investments at cost, which approximates fair value:
    Temporary cash fund                                                  0     1,902,853
    Participant loans                                              999,950     1,229,841
                                                               ------------  ------------
                                                                   999,950     3,132,694
                                                               ------------  ------------

    Total investments                                           20,050,292    17,359,706
                                                               ------------  ------------

  Receivables:
    Interest and dividends                                               0       128,406
    Due from participating employers                                95,464             0

                                                               ------------  ------------
      Total receivables                                             95,464       128,406
                                                               ------------  ------------

  Cash                                                              23,107       305,602
                                                               ------------  ------------

      Total assets                                              20,168,863    17,793,714
                                                               ------------  ------------

  Liabilities:
    Due to brokers                                                  (2,738)     (182,818)
                                                               ------------  ------------

Net assets available for Plan benefits                         $20,166,125   $17,610,896
                                                               ============  ============


See accompanying notes to financial statements.




                         Green Mountain Power Corporation
                 Employee Savings and Investment Plan and Trust
        Statements of Changes in Net Assets Available for Plan Benefits
                  Years Ended December 31, 1997, 1996 and 1995



                                                                   1997          1996          1995
                                                               ------------  ------------  ------------

Investment income:
  Interest                                                        $456,542      $190,691      $174,133
  Dividends                                                      1,158,647       924,282       561,320
  Net appreciation in fair
   value of investments                                          1,065,645       266,442     1,381,360
                                                               ------------  ------------  ------------
                                                                 2,680,834     1,381,415     2,116,813
                                                               ------------  ------------  ------------

Contributions:
  Employer                                                         440,313       447,490       450,781
  Participant                                                    1,576,204     1,526,730     1,391,478
                                                               ------------  ------------  ------------
                                                                 2,016,517     1,974,220     1,842,259
                                                               ------------  ------------  ------------

          Total additions                                        4,697,351     3,355,635     3,959,072
                                                               ------------  ------------  ------------

Administrative expenses                                             60,700        51,468        60,483

Participant withdrawals and distributions                        2,081,422     1,092,977       905,019
                                                               ------------  ------------  ------------

          Total deductions                                       2,142,122     1,144,445       965,502
                                                               ------------  ------------  ------------

          Net increase                                           2,555,229     2,211,190     2,993,570


Net assets available for Plan benefits:
  Beginning of Year                                             17,610,896    15,399,706    12,406,136
                                                               ------------  ------------  ------------

  End of Year                                                  $20,166,125   $17,610,896   $15,399,706
                                                               ============  ============  ============

See accompanying notes to financial statements.




                        GREEN MOUNTAIN POWER CORPORATION
                Employee Savings and Investment Plan and Trust
                         Notes to Financial Statements
                           December 31, 1997 and 1996


(1)   Plan Description

The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)  General

The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company) and its subsidiaries, Green Mountain Propane Gas Company, Inc. and Mountain Energy, Inc.

The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)  Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes
$.50 for every $1.00 contributed by the participant on the first
6% of the participant's eligible compensation.

(c)  Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and debited with participant's withdrawals, distributions and an allocation of administrative expenses. Forfeited balances are used to reduce future Company contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)  Vesting

Participants are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.

(e)  Investment Options

Upon enrollment or re-enrollment, prior to May 1, 1997, participants directed their contributions to any of the following investment options in 10 percent increments:

 GMP Stock Fund - This fund is invested in Green Mountain
 Power Corporation Common Stock, a participating employer.

 S & P 500 Index Fund - This fund is invested in units of the Standard & Poor's 500 Index Fund which is comprised principally of corporate stock, held in the Standard &
 Poor's 500 Index. The fund is designed to duplicate the performance of the Standard & Poor's 500 Index.

 Temporary Cash Fund - This fund is invested in the Lehman
 Cash Fund.

 Asset Fund - This fund is invested in shares of the Fidelity Asset Manager Fund which is comprised of a broad mix of securities including equity, fixed income, and money market securities.

 Ultra Fund - This fund is invested in shares of the Twentieth Century Ultra Investors Fund, which is comprised of securities of small and emerging growth companies. It invests in the stock of a wide range of small to medium-sized growth companies.

Upon enrollment or re-enrollment, effective May 1, 1997, participants may direct their contributions to any of the following investment options in 1 percent increments:

 Intermediate Term Treasury Fund - This fund is invested in
 U.S. Treasury bills, notes and bonds.

 Vista Fund - An aggressive equity fund invested in common stocks considered to have better-than-average appreciation potential.

 Value Fund - A conservative equity fund seeking long-term capital growth. Income is a secondary objective.

 International Discovery Fund - Emerging growth fund seeking long-term growth primarily through a diversified international portfolio of equity investments.

 Strategic Allocation Funds:  Conservative/Moderate/
 Aggressive - Asset allocation funds that invest in stocks, bonds and money market securities. This diversification of these investments depends on the objective; whether it is conservative, moderate or aggressive.

 Premium Capital Reserve Fund - This fund is invested in high quality U.S. dollar denominated money market instruments and other short-term obligations of banks, governments and corporations.

 Barclay's Equity Index Fund - This fund invests in the largest companies in the U.S. economy with an objective of long-term high returns.

 Charles Schwab Fund - With a minimum amount of $1,000 an individual can purchase investments that are offered through Schwab. These investments include mutual funds, over-the-counter stocks, certificates of deposits, money markets, and federally backed investments and bonds. A participant may not reallocate more than 50% of their total balance to this investment group.

 GMP Stock Fund - This fund is invested in Green Mountain
 Power Corporation common stock, a participating employer.

Participants may change their investment options daily.

The following number of employees were participating in each investment fund at December 31, 1997 and 1996:
                                                  1997    1996
                                                  ----    ----

	GMP Stock Fund                                    307     376
	Ultra Fund                                          0     178
	S & P 500 Index Fund                                0     377
	Asset Fund                                          0     321
	Intermediate Term Treasury Fund                    56     287
	Vista Fund                                        229       0
	Value Fund                                        198       0
	International Discovery Fund                      171       0
	Strategic Allocation Conservative Fund             60       0
	Strategic Allocation Moderate Fund              		202  	   	0
	Strategic Allocation Aggressive Fund              176       0
	Premium Capital Reserve Fund                      101       0
	Barclay's Equity Index Fund                       224       0
	Charles Schwab Fund                                17       0

(f)  Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from(to) the participant loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions.

(g)  Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2)   Summary of Accounting Policies

(a)  Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans and the Temporary Cash Fund are valued at cost which approximates fair value.

(d)  Payment of Benefits

Benefits are recorded when paid.

(3)   Related Party Transactions

The Plan's investments are managed by American Century.  American
Century is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(4)   Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA.

(5)   Investments

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1997 and 1996 are as follows:
                                             1997          1996
                                             ----          ----

	GMP Stock Fund*                         $ 1,204,391  $ 3,526,433
	Ultra Fund                                        0    3,961,537
	S & P 500 Index Fund                              0    3,752,764
	Asset Fund                                        0    2,986,278
	Temporary Cash Fund                               0    1,902,853
	Vista Fund                                2,442,613            0
	Value Fund                                2,617,348            0
	International Discovery Fund              1,698,129            0
	Strategic Allocation Moderate Fund        2,462,639            0
	Strategic Allocation Aggressive Fund      2,056,853            0
	Premium Capital Reserve Fund              1,178,704            0
	Barclay's Equity Index Fund               3,997,194            0
	Loan Fund                                   999,950    1,229,841

* On June 5, 1998, the fair value of the GMP Stock Fund was
  $1,060,493, based on the 65,767 shares held at	December 31, 1997.

(6)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 1986, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
(IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)   Realized Gain (Loss) on Sale of Investments

Aggregate cost, proceeds and realized net gain (loss) on investment transactions were as follows for the years ended December 31, 1997, 1996 and 1995:

                           Green Mountain
                                Power      Registered
                             Corporation   Investments
                 1997       Common Stock    Companies        Total
                 ----      --------------  -----------       -----

 Aggregate proceeds          $2,389,782    $25,733,234    $28,123,016
	Aggregate cost
  (based on average cost)    (2,514,119)   (23,570,851)   (26,084,970)
                             -----------   ------------   ------------
 Net gain (loss)             $	(124,337)   $	2,162,383    $	2,038,046
                             ===========   ============   ============

                 1996
                 ----

 Aggregate proceeds         $	1,464,011    $	1,515,148    $	2,979,159
 Aggregate cost
  (based on average cost)    (1,594,244)    (1,480,635)    (3,074,879)
                            ------------   ------------   ------------
  Net gain (loss)            $	(130,233)      $ 34,513      $	(95,720)
                            ============   ============   ============
                 1995
                 ----

 Aggregate proceeds           $	808,671      $	724,296    $	1,532,967
 Aggregate cost
  (based on average cost)      (874,611)      (612,117)    (1,486,728)
                              ----------     ----------   ------------
  Net gain (loss)             $	(65,940)     $	112,179       $	46,239
                              ==========     ==========   ============

(8)   Net Unrealized Appreciation in Fair Value of Investments

The following summarizes the changes in net unrealized appreciation in fair value of investments for the years ended December 31, 1997, 1996 and 1995:

                              Beginning        Increase          End
                               of Year        (Decrease)       of Year
                              ---------       ----------       -------

 1997                       $	1,799,190      $	(972,401)      $	826,789
 1996                         1,437,028         362,162       1,799,190
 1995                           101,907       1,335,121       1,437,028


(9) Allocation of Funds by Investment Fund

     The allocation of assets, liabilities and net assets available for plan benefits by investment fund is as follows:


                                         Intermediate
                                             Term                                  International
                                           Treasury        Vista         Value       Discovery
December 31, 1997                            Fund          Fund          Fund          Fund
                                         ------------- ------------- ------------- -------------

ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation,
     common stock                                  $0            $0            $0            $0

    Registered investment companies           667,433     2,442,606     2,617,348     1,698,124


 Investments at cost, which approximates
  fair value:

    Participant loans                               0             0             0             0

 Receivables:

   Due from participating employers               230             7             0             5

 Cash                                               0             0             0             0
                                         ------------- ------------- ------------- -------------
      Total assets                            667,663     2,442,613     2,617,348     1,698,129

 Liabilities:

  Due from (to) brokers                             0             0            (5)            0
                                         ------------- ------------- ------------- -------------

  Net assets available for Plan benefits     $667,663    $2,442,613    $2,617,343    $1,698,129
                                         ============= ============= ============= =============
Percent of total assets                             3%           12%           13%            8%
                                         ============= ============= ============= =============



                                           Strategic     Strategic     Strategic      Premium
                                          Allocation    Allocation    Allocation      Capital
                                         Conservative    Moderate     Aggressive      Reserve
December 31, 1997 continued                  Fund          Fund          Fund          Fund
                                         ------------- ------------- ------------- -------------

ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation,
     common stock                                  $0            $0            $0            $0

    Registered investment companies           588,974     2,462,641     2,056,852     1,178,709


 Investments at cost, which approximates
  fair value:

    Participant loans                               0             0             0             0

 Receivables:

   Due from participating employers                 0             0             1             0

 Cash                                               0             0             0             0
                                         ------------- ------------- ------------- -------------
      Total assets                            588,974     2,462,641     2,056,853     1,178,709

 Liabilities:

  Due from (to) brokers                             0            (2)            0            (5)
                                         ------------- ------------- ------------- -------------

  Net assets available for Plan benefits     $588,974    $2,462,639    $2,056,853    $1,178,704
                                         ============= ============= ============= =============
Percent of total assets                             3%           12%           10%            6%
                                         ============= ============= ============= =============






                                           Barclay's
                                            Equity        Charles         GMP
                                             Index        Schwab         Stock         Loan
December 31, 1997 continued                  Fund          Fund          Fund          Fund          Total
                                         ------------- ------------- ------------- ------------- -------------

ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation,
     common stock                                  $0            $0    $1,204,391            $0    $1,204,391

    Registered investment companies         3,997,192       136,072             0             0    17,845,951


 Investments at cost, which approximates
  fair value:

    Participant loans                               0             0             0       999,950       999,950

 Receivables:

   Due from participating employers                 2            77        95,142             0        95,464

 Cash                                               0             0        23,107             0        23,107
                                         ------------- ------------- ------------- ------------- -------------
      Total assets                          3,997,194       136,149     1,322,640       999,950    20,168,863

 Liabilities:                                                                                          92,726

  Due from (to) brokers                             0             0        (2,726)            0        (2,738)
                                         ------------- ------------- ------------- ------------- -------------

  Net assets available for Plan benefits   $3,997,194      $136,149    $1,319,914      $999,950   $20,166,125
                                         ============= ============= ============= ============= =============
Percent of total assets                            20%            1%            7%            5%          100%
                                         ============= ============= ============= ============= =============





                                             S&P
                                             500         GMP      Temporary
                                            Index       Stock       Cash        Asset       Ultra       Loan
December 31, 1996                           Fund        Fund        Fund        Fund        Fund        Fund        Total
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation,
     common stock                                $0  $3,526,433          $0          $0          $0          $0   $3,526,433

    Registered investment companies       3,752,764           0           0   2,986,278   3,961,537           0   10,700,579

 Investments at cost, which
  approximate fair value:

    Temporary cash fund                           0           0   1,902,853           0           0           0    1,902,853

    Participant loans                             0           0           0           0           0   1,229,841    1,229,841

 Receivables:

    Interest and dividends                        0          92           0     128,314           0           0      128,406

 Cash                                       (41,039)    114,084       8,678           6     223,873           0      305,602

                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
      Total assets                        3,711,725   3,640,609   1,911,531   3,114,598   4,185,410   1,229,841   17,793,714

 Liabilities:

    Due from (to) brokers                    41,047           0           0           0    (223,865)          0     (182,818)
                                         ----------- ----------- ----------- ----------- ----------- ----------- ------------

Net assets available for Plan benefits   $3,752,772  $3,640,609  $1,911,531  $3,114,598  $3,961,545  $1,229,841  $17,610,896
                                         =========== =========== =========== =========== =========== =========== ============

Percent of total assets                         21%         21%         11%         18%         22%          7%         100%



(10) Changes in Net Assets Available for Plan Benefits by Investment Fund

The allocation of the various components of changes in net assets available for Plan benefits by investment fund for the years ended
December 31, 1997, 1996 and 1995 is as follows:


                                               S&P
                                               500        Temporary
                                              Index         Cash         Asset       Ultra
1997                                          Fund          Fund         Fund        Fund
                                          ------------- ------------- ----------- -----------
Investment income (loss):
  Interest                                      $3,783       $35,571      $2,988      $3,368
  Dividends                                          0             0      25,598           0
  Net appreciation
   (depreciation) in fair
   value of investments                        341,852             0     (71,403)     92,746
                                          ------------- ------------- ----------- -----------
     Total investment
      income (loss)                            345,635        35,571     (42,817)     96,114
                                          ------------- ------------- ----------- -----------
Contributions:
  Employer                                           0             0           0           0
  Participant                                  130,093        37,476      96,618     183,345
                                          ------------- ------------- ----------- -----------
     Total contributions                       130,093        37,476      96,618     183,345
                                          ------------- ------------- ----------- -----------

     Total additions                           475,728        73,047      53,801     279,459
                                          ------------- ------------- ----------- -----------

Administrative expenses                        (11,681)       (5,700)     (9,234)    (12,088)
Participant withdrawals and distributions      (83,935)      (81,720)    (80,592)    (68,936)
                                          ------------- ------------- ----------- -----------
     Total deductions                          (95,616)      (87,420)    (89,826)    (81,024)
                                          ------------- ------------- ----------- -----------

Interfund transfers                         (4,132,884)   (1,897,158) (3,078,573) (4,159,980)
                                          ------------- ------------- ----------- -----------

Net increase (decrease)                     (3,752,772)   (1,911,531) (3,114,598) (3,961,545)


Net assets available
 for Plan benefits:
  Beginning of year                          3,752,772     1,911,531   3,114,598   3,961,545
                                          ------------- ------------- ----------- -----------

  End of year                                       $0            $0          $0          $0
                                          ============= ============= =========== ===========

                                          Intermediate                              Inter-
                                              Term                                 national
                                            Treasury        Vista        Value     Discovery
1997 continued                                Fund          Fund         Fund        Fund
                                          ------------- ------------- ----------- -----------
Investment income (loss):
  Interest                                     $11,026       $79,743     $77,629     $27,357
  Dividends                                     27,241       149,223     408,539      95,927
  Net appreciation
   (depreciation) in fair
   value of investments                         21,328        96,849      36,049       1,482
                                          ------------- ------------- ----------- -----------
     Total investment
      income (loss)                             59,595       325,815     522,217     124,766
                                          ------------- ------------- ----------- -----------
Contributions:
  Employer                                           0             0           0           0
  Participant                                   27,527       166,337     163,044     115,678
                                          ------------- ------------- ----------- -----------
     Total contributions                        27,527       166,337     163,044     115,678
                                          ------------- ------------- ----------- -----------

     Total additions                            87,122       492,152     685,261     240,444
                                          ------------- ------------- ----------- -----------

Administrative expenses                           (274)       (1,883)     (1,529)       (966)
Participant withdrawals and distributions       (2,081)     (292,558)   (249,064)   (150,942)
                                          ------------- ------------- ----------- -----------
     Total deductions                           (2,355)     (294,441)   (250,593)   (151,908)
                                          ------------- ------------- ----------- -----------

Interfund transfers                            582,896     2,244,902   2,182,675   1,609,593
                                          ------------- ------------- ----------- -----------

Net increase (decrease)                        667,663     2,442,613   2,617,343   1,698,129


Net assets available
 for Plan benefits:
  Beginning of year                                  0             0           0           0
                                          ------------- ------------- ----------- -----------

  End of year                                 $667,663    $2,442,613  $2,617,343  $1,698,129
                                          ============= ============= =========== ===========


                                            Strategic     Strategic    Strategic    Premium
                                           Allocation    Allocation   Allocation    Capital
                                          Conservative    Moderate    Aggressive    Reserve
1997 continued                                Fund          Fund         Fund        Fund
                                          ------------- ------------- ----------- -----------
Investment income (loss):
  Interest                                     $14,342       $43,757     $36,740     $17,604
  Dividends                                     51,541       124,329      97,050      52,369
  Net appreciation
   (depreciation) in fair
   value of investments                          9,093       173,790     157,967           0
                                          ------------- ------------- ----------- -----------
     Total investment
      income (loss)                             74,976       341,876     291,757      69,973
                                          ------------- ------------- ----------- -----------
Contributions:
  Employer                                           0             0           0           0
  Participant                                   55,990       136,974     137,588      46,052
                                          ------------- ------------- ----------- -----------
     Total contributions                        55,990       136,974     137,588      46,052
                                          ------------- ------------- ----------- -----------

     Total additions                           130,966       478,850     429,345     116,025
                                          ------------- ------------- ----------- -----------

Administrative expenses                           (382)       (1,754)     (1,486)       (900)
Participant withdrawals and distributions       (6,904)     (144,033)   (166,356)   (267,384)
                                          ------------- ------------- ----------- -----------
     Total deductions                           (7,286)     (145,787)   (167,842)   (268,284)
                                          ------------- ------------- ----------- -----------

Interfund transfers                            465,294     2,129,576   1,795,350   1,330,963
                                          ------------- ------------- ----------- -----------

Net increase (decrease)                        588,974     2,462,639   2,056,853   1,178,704


Net assets available
 for Plan benefits:
  Beginning of year                                  0             0           0           0
                                          ------------- ------------- ----------- -----------

  End of year                                 $588,974    $2,462,639  $2,056,853  $1,178,704
                                          ============= ============= =========== ===========

                                            Barclay's
                                             Equity        Charles        GMP
                                              Index        Schwab        Stock       Loan
1997 continued                                Fund          Fund         Fund        Fund         Total
                                          ------------- ------------- ----------- ----------- -------------
 Investment income (loss):
  Interest                                     $65,527        $1,089     $36,018         $ 0      $456,542
  Dividends                                      3,286             0     123,544           0     1,158,647
  Net appreciation
   (depreciation) in fair
   value of investments                        652,396             0    (446,504)          0     1,065,645
                                          ------------- ------------- ----------- ----------- -------------
     Total investment
      income (loss)                            721,209         1,089    (286,942)          0     2,680,834
                                          ------------- ------------- ----------- ----------- -------------
Contributions:
  Employer                                           0             0     440,313           0       440,313
  Participant                                  198,460                    81,022           0     1,576,204
                                          ------------- ------------- ----------- ----------- -------------
     Total contributions                       198,460             0     521,335           0     2,016,517
                                          ------------- ------------- ----------- ----------- -------------

     Total additions                           919,669         1,089     234,393           0     4,697,351
                                          ------------- ------------- ----------- ----------- -------------

Administrative expenses                         (1,915)            0     (10,908)          0       (60,700)
Participant withdrawals and distributions     (248,820)            0    (198,181)    (39,916)   (2,081,422)
                                          ------------- ------------- ----------- ----------- -------------
     Total deductions                         (250,735)            0    (209,089)    (39,916)   (2,142,122)
                                          ------------- ------------- ----------- ----------- -------------

Interfund transfers                          3,328,260       135,060  (2,345,999)   (189,975)            0
                                          ------------- ------------- ----------- ----------- -------------

Net increase (decrease)                      3,997,194       136,149  (2,320,695)   (229,891)    2,555,229


Net assets available
 for Plan benefits:
  Beginning of year                                  0             0   3,640,609   1,229,841    17,610,896
                                          ------------- ------------- ----------- ----------- -------------

  End of year                               $3,997,194      $136,149  $1,319,914    $999,950   $20,166,125
                                          ============= ============= =========== =========== =============



                                              S&P
                                              500         GMP      Temporary
                                             Index       Stock       Cash        Asset       Ultra       Loan
1996                                         Fund        Fund        Fund        Fund        Fund        Fund        Total
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
Investment income (loss):
  Interest                                   $21,460     $14,351    $111,913     $18,553     $24,414         $ 0     $190,691
  Dividends                                        0     340,037           0     360,380     223,865           0      924,282
  Net appreciation
   (depreciation) in fair
   value of investments                      623,182    (654,662)          0      99,559     198,363           0      266,442
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total investment
      income (loss)                          644,642    (300,274)    111,913     478,492     446,642           0    1,381,415
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
Contributions:
  Employer                                         0     447,490           0           0           0           0      447,490
  Participant                                364,608     185,857     143,483     335,451     497,331           0    1,526,730
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total contributions                     364,608     633,347     143,483     335,451     497,331           0    1,974,220
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

     Total additions                       1,009,250     333,073     255,396     813,943     943,973           0    3,355,635
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

Administrative expenses                       (9,534)    (15,017)     (6,583)     (9,185)    (11,149)          0      (51,468)
Participant withdrawals and distributions   (117,085)   (549,447)   (283,591)   (107,905)    (34,949)          0   (1,092,977)
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total deductions                       (126,619)   (564,464)   (290,174)   (117,090)    (46,098)          0   (1,144,445)
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

Interfund transfers                          657,132  (1,135,980)     67,546    (135,796)    348,481     198,617            0
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

Net increase (decrease)                    1,539,763  (1,367,371)     32,768     561,057   1,246,356     198,617    2,211,190


Net assets available
 for Plan benefits:
  Beginning of year                        2,213,009   5,007,980   1,878,763   2,553,541   2,715,189   1,031,224   15,399,706
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

  End of year                             $3,752,772  $3,640,609  $1,911,531  $3,114,598  $3,961,545  $1,229,841  $17,610,896
                                          =========== =========== =========== =========== =========== =========== ============

                                              S&P
                                              500         GMP      Temporary
                                             Index       Stock       Cash        Asset       Ultra       Loan
1995                                         Fund        Fund        Fund        Fund        Fund        Fund        Total
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
Investment income:
  Interest                                   $12,721     $15,734    $115,943     $13,951     $15,784         $ 0     $174,133
  Dividends                                        0     361,340           0      71,955     128,025           0      561,320
  Net appreciation
   (depreciation) in fair
   value of investments                      537,855     (38,067)          0     315,819     565,753           0    1,381,360
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total investment
      income                                 550,576     339,007     115,943     401,725     709,562           0    2,116,813
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
Contributions:
  Employer                                         0     450,781           0           0           0           0      450,781
  Participant                                272,689     243,325     170,413     333,323     371,728           0    1,391,478
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total contributions                     272,689     694,106     170,413     333,323     371,728           0    1,842,259
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

     Total additions                         823,265   1,033,113     286,356     735,048   1,081,290           0    3,959,072
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

Administrative expenses                       (8,045)    (22,021)     (8,757)    (11,135)    (10,525)          0      (60,483)
Participant withdrawals and distributions   (126,474)   (311,864)   (146,180)   (123,119)   (197,382)          0     (905,019)
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------
     Total deductions                       (134,519)   (333,885)   (154,937)   (134,254)   (207,907)          0     (965,502)
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

Interfund transfers                          281,106    (604,092)     20,935      74,069     186,599      41,383            0
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

Net increase                                 969,852      95,136     152,354     674,863   1,059,982      41,383    2,993,570


Net assets available
 for Plan benefits:
  Beginning of year                        1,243,157   4,912,844   1,726,409   1,878,678   1,655,207     989,841   12,406,136
                                          ----------- ----------- ----------- ----------- ----------- ----------- ------------

  End of year                             $2,213,009  $5,007,980  $1,878,763  $2,553,541  $2,715,189  $1,031,224  $15,399,706
                                          =========== =========== =========== =========== =========== =========== ============



                                                                Schedule 1

                       GREEN MOUNTAIN POWER CORPORATION
               Employee Savings and Investment Plan  and Trust
          Line 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1997

                                                (c)
                                               Number                     (e)
                                             of Shares       (d)        Current
(b) Identity of Issue                         or Units      Cost         Value
---------------------                        ---------      -----       -------

*Green Mountain Power Corporation,
  common stock                                   65,767   $1,526,492   $1,204,391


American Century:
 *Intermediate Term Treasury Fund                63,264      646,107      667,433
 *Vista Fund                                    196,667    2,345,756    2,442,606
 *Value Fund                                    376,596    2,581,291    2,617,348
 *International Discovery Fund                  208,359    1,696,641    1,698,124
 *Strategic Allocation Conservative Fund        111,127      579,881      588,974
 *Strategic Allocation Moderate Fund            423,134    2,288,846    2,462,641
 *Strategic Allocation Aggressive Fund          341,103    1,898,885    2,056,852
 *Premium Capital Reserve Fund                1,178,709    1,178,709    1,178,709


Barclays' Equity Index Fund                     175,008    3,344,796    3,997,192

Charles Schwab Fund                              77,897      136,149      136,072

Participant loans, interest rates from
 6% to 9%                                        -           999,950      999,950
                                                        --------------------------

    Total investments                                    $19,223,503  $20,050,292
                                                        ==========================

Note: There were no assets held for investment which were both acquired and disposed during the Plan year, except for securities purchased from a broker/dealer and listed  on a national securities exchange.

*Party-in-interest




                                                                  Schedule 2

                       GREEN MOUNTAIN POWER CORPORATION
                 Employee Savings and Investment Plan and Trust
                 Line 27d - Schedule of Reportable Transactions
                        Year Ended December 31, 1997


                                                                                (h)Current
                                                                                 Value of
                                          (c)Purchase  (d)Selling   (g)Cost of   Asset on  (i) Net Gain
(a) Identity of Party Involved               Price        Price       Asset    Trans. Date   or (Loss)
------------------------------            -----------  ----------   ---------- ----------- ------------

Twentieth Century Investors
 Ultra Fund                                $3,587,063   $4,356,234  $3,587,063  $4,356,234      $92,284
State Street S & P 500
 Index Fund                                 2,936,396    4,410,920   2,936,396   4,410,920      340,034
Fidelity Asset Manager Fund                 2,852,885    3,181,371   2,852,885   3,181,371       55,814
American Century:
 Vista Fund                                 2,012,280      N/A       2,012,280   2,012,280      N/A
 Value Fund                                 1,946,359      N/A       1,946,359   1,946,359      N/A
 International Discovery Fund               1,227,403      N/A       1,227,403   1,227,403      N/A
 Strategic Allocation Moderate Fund         1,914,263      N/A       1,914,263   1,914,263      N/A
 Strategic Allocation Aggressive Fund       1,519,327      N/A       1,519,327   1,519,327      N/A
 Premium Capital Reserve Fund               1,320,004      N/A       1,320,004   1,320,004      N/A
Barclay's Equity Index Fund                 2,830,115      N/A       2,830,115   2,830,115      N/A
Lehman Brothers Temporary Cash Fund         1,840,834    1,840,834   1,840,834   1,840,834      N/A
Green Mountain Power
 Corporation, common stock                  1,048,906      965,346   1,048,906     965,346      (85,242)

Note:	Reportable transactions, for the purpose of this schedule, are:

(a)	Any single transactions within the Plan year, with respect to any
Plan asset, in excess of 5% of the fair value of Plan assets as of the beginning of the Plan year; or

(b)	Series of transactions within the Plan year with, or in conjunction with, the same person, involving property other than securities, that amount in the aggregate to more than 5% of the fair value of Plan assets
as of the beginning of 	the Plan year; or

(c)	Series of transactions within the Plan year with respect to
securities of the same issue that amount in the aggregate to more than
5% of the fair value of Plan assets at the beginning of the Plan year;
or

(d)	Any "Securities" transaction within the Plan year with or in conjunction with a person, if any prior or subsequent securities transaction has occurred with that same person in an amount in excess of
5% of the fair value of Plan assets at the beginning of the Plan year.




                      CONSENT OF INDEPENDENT AUDITOR









We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-53418) under the Securities Act of 1933 of Green Mountain Power Corporation of our report dated June 5, 1998, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended December 31, 1997, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust.


                                          KPMG Peat Marwick LLP



June 29, 1998
Burlington, Vermont


                      CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-58413) under the Securities Act of 1933 of Green Mountain Power Corporation of our report dated February 11, 1997, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended December 31, 1997, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust.

                                   KITTELL, BRANAGAN & SARGENT

St. Albans, Vermont
Registration No. 167



                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board of Green Mountain Power Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 GREEN MOUNTAIN POWER CORPORATION
                                 EMPLOYEE SAVINGS AND INVESTMENT
                                 PLAN AND TRUST



                                 By:  /s/Edwin M. Norse
                                         Edwin M. Norse
                                         Chairman of the Retirement Board


Date:  June  29, 1998